UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Guardian Technologies International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

400710-10-5

(CUSIP Number)

Michael W. Trudnak

21351 Ridgetop Circle, Suite 300

Dulles, VA 20166

(703) 654-6091

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Neil R.E. Carr, Esq.

Babirak, Vangellow, & Carr, P.C.

1828 L Street NW, Suite 1000, Washington, D.C. 20036

(202) 467-0920

June 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 400710-10-5	Page 2 of 6

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Trudnak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) (b)
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Michael W. Trudnak, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	5,311,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	5,311,000
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,311,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		18.90 of Common Stock
14.			TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 400710-10-5	Page 3 of 6

Introductory Statement

The information contained in the Schedule 13D filed by Mr. Michael W. Trudnak on August 14, 2003 (“Original Schedule 13D Filing”) is hereby amended by this Amendment No. 1 to the Original Schedule 13D Filing (“Amended Filing”) to the extent set forth hereinbelow. Capitalized terms used herein shall have the meaning set forth in the Original Schedule 13D Filing.

Item 1.

Security and Issuer.

No change from Original Schedule 13D Filing.

Item 2.

Identity and Background.

No change from Original Schedule 13D Filing.

Item 3.

Source and Amount of Funds or Other Consideration.

On June 21, 2004, the Company granted Mr. Trudnak, as payment for deferred salary, options to purchase 450,000 shares of Common Stock at an exercise price of $0.36 and options to purchase 10,000 shares of Common Stock at an exercise price of $3.60 per share.  The options expire June 21, 2004, and are immediately exercisable.

On November 23, 2004, the Company’s stockholders approved an amendment to the Company’s Series A Convertible Preferred Stock Certificate of Designations to amend the conversion rights of the shares of Series A Convertible Preferred Stock, par value $0.20 per share (“Series A Convertible Preferred Stock”), and related Certificate of Amendment to provide for the automatic conversion of each share of Series A Convertible Preferred Stock into 1,000 shares of Common Stock of the Company.  Effective November 30, 2004, 1,885 shares of Series A Convertible Preferred Stock held by Mr. Trudnak automatically converted into 1,885,000 shares of Common Stock.

CUSIP NO. 400710-10-5	Page 4 of 6

Except as set forth hereinabove, there is no change from the Original Schedule 13D filing.

Item 4.

Purpose of Transaction.

The purpose of this Amended Filing is to report the acquisition of the following securities of the Company: on June 21, 2004, the Reporting Person acquired options to purchase an aggregate of 460,000 shares of the Company’s Common Stock as payment for deferred salary, as disclosed in response to Item 3 hereinabove and incorporated herein by reference thereto; and, effective November 30, 2004, the Reporting Person was issued 1,885,000 shares of the Company’s Common Stock upon the automatic conversion of the Reporting Person’s 1,885 shares of Series A Convertible Preferred Stock into shares of the Company’s Common Stock, as disclosed in Item 3 hereinabove and incorporated herein by reference thereto.  Except as set forth hereinabove, there is no change to the information contained in the Original Schedule 13D Filing.

Item 5.

Interest in Securities of the Issuer.

(a) and (b).

Mr. Trudnak may be deemed to be the beneficial owner of the 5,311,000 shares or 18.90% of the total outstanding shares of Common Stock of the Company (calculated on the basis of the 27,639,195 shares of the Company’s Common Stock issued and outstanding as of the date of the filing of this amendment to Schedule 13D and the 460,000 shares of the Company’s Common Stock to be issued upon the exercise of the options).   Mr. Trudnak has the power to direct the voting and disposition of the shares of the Company’s Common Stock acquired pursuant to the Agreement and Plan, the shares of Common Stock underlying the stock options granted to him on June

CUSIP NO. 400710-10-5	Page 5 of 6

21, 2004, and the shares of Common Stock issued pursuant to the automatic conversion of the Reporting Person’s 1,885 shares of Series A Convertible Preferred Stock.

 (c)

On June 21, 2004, the Reporting Person acquired options to purchase an aggregate of 460,000 shares of the Company’s Common Stock as payment for deferred salary, as disclosed in response to Item 3 hereinabove and incorporated herein by reference thereto.  Effective November 30, 2004, the Reporting Person acquired 1,885,000 shares of the Company’s Common Stock upon the automatic conversion of his 1,885 shares of the Company’s Series A Convertible Preferred Stock into shares of the Company’s Common Stock, as disclosed in response to Item 3 hereinabove and incorporated herein by reference thereto.

(d)

None.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change from the Original Schedule 13D Filing.

Item 7.

Material To Be Filed As Exhibits.

No change from the Original Schedule 13D Filing.

CUSIP NO. 400710-10-5	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2004	MICHAEL W. TRUDNAK Signed: /s/ Michael W. Trudnak